Mary J. Mullany Tel: 215.864.8631 Fax: 215.864.8999 mullany@ballardspahr.com

March 31, 2014

Correspondence

Via EDGAR

Russell Mancuso

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:

TransEnterix, Inc.

Amendment No. 1 to Registration Statement on Form S-3

filed March 7, 2014

(File No. 333-193235)

Form 10-K for the fiscal year ended December 31, 2013

filed March 5, 2014

Amendment to Form 10-K for the fiscal year ended December 31, 2013 filed March 14, 2014

Form 8-K filed September 6, 2013

(File No. 000-19437)

Dear Mr. Mancuso:

We are providing this response letter on behalf of TransEnterix, Inc. (the “Registrant” or the “Company”) with respect to the Staff’s comment letter dated March 28, 2014, regarding the Registrant’s Registration Statement on Form S-3, File No. 333-193235, filed January 8, 2014, as amended by Amendment No. 1 to Registration Statement on Form S-3, filed March 7, 2014 (as amended, the “Registration Statement”), Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Amendment to Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (collectively, the “Form 10-K”), and the Current Report on Form 8-K filed September 6, 2013 (the “Form 8-K” and together with the Registration Statement and the Form 10-K, the “Filings”). For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

In this response letter, when we refer to the constituent companies to the merger effected on September 3, 2013 and described in the Form 8-K (the “Merger”), we refer to SafeStitch Medical, Inc. as “SafeStitch” and TransEnterix Surgical, Inc. (the constituent party to the Merger named TransEnterix, Inc. prior to December 2013) as “TransEnterix Surgical.”

Atlanta  |  Baltimore  |  Bethesda  |  Denver  |  Las Vegas   |  Los Angeles  |  New Jersey  |  New York  |  Philadelphia  |  Phoenix  |  Salt Lake City  |   San Diego  |  Washington, DC  |  Wilmington  |  www.ballardspahr.com

United States Securities and Exchange Commission

March 31, 2014

On the date of this response letter, the Company is filing with the Commission Amendment No. 2 to the Registration Statement (“Amendment No. 2”), a Form 10-K/A Amendment No. 2 (the “Form 10-K/A”) and a Current Report on Form 8-K to disclose the information described in response to comment 13.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus

1.	We note your response to prior comment 2. Please substantially revise the forepart of your prospectus, including the summary and risk factors, to comply with Rule 421(d). Eliminate use of defined terms like those you have included in parentheses. Also, avoid organizing your disclosure regarding transactions by the mechanics of the transaction rather than by how the transactions affect shareholders’ investments. For example, where you disclose that “On September 3, 2013, pursuant to an Agreement and Plan of Merger dated August 13, 2013, and amended by a First Amendment dated August 30, 2013 (collectively, the Merger Agreement) by and among SafeStitch, Tweety Acquisition Corp., a Delaware corporation (Merger Sub) and TransEnterix Surgical, the Merger was consummated and TransEnterix Surgical became a wholly owned subsidiary of SafeStitch,” it is unclear why you cannot use language that more clearly and directly informs investors, if true, that on September 3, 2013 you completed a merger by which TransEnterix, Inc. became your wholly owned subsidiary and you subsequently changed your name from SafeStitch Medical Inc. to TransEnterix, Inc. Before revising your disclosure in response to this comment, please review Updated Staff Legal Bulletin No. 7 (June 7, 1999), including samples comments 10 and 16 at the end of that Bulletin.

RESPONSE: The Company has revised its disclosure in the forepart of the prospectus in Amendment No. 2, including the summary and the risk factors, to make additional Plain English changes, including simplification of sentences and elimination of parenthetical references to shortened versions of the names of parties to agreements, governmental agencies and other references.

Prospectus Summary, page 3

2.	Please highlight in your prospectus summary that your auditor’s report mentions substantial doubt about your ability to continue as a going concern.

RESPONSE: The Company has added disclosure on page 4 of the prospectus summary included in Amendment No. 2 to disclose that the report of BDO USA, LLP relating to the Company’s consolidated financial statements for the years ended December 31, 2013 and 2012, contains a statement regarding substantial doubt about the Company’s ability to continue as a going concern.

United States Securities and Exchange Commission

March 31, 2014

The Merger, page 3

3.	Please highlight in your prospectus summary your statements in your response to prior comment 41 that the main rationale for the merger was to help capital raising to facilitate TransEnterix Surgical’s products. Also, if true, state clearly in your prospectus summary that the combined company viewed the SafeStitch products in production and in development as insignificant.

RESPONSE: The Company has added disclosure to page 3 of the prospectus summary included in Amendment No. 2 regarding the rationale for the Merger. The Company also provides information regarding its development activities with respect to the SafeStitch Gastroplasty Device on page 6 of the prospectus summary included in Amendment No. 2. Supplementally, we advise the Staff that, prior to the Merger, both SafeStitch and TransEnterix Surgical were actively pursuing research and development activities focused on the use of flexible instruments to treat obesity and gastroesophageal reflux disease. While the primary rationale for the Merger was to strengthen capital raising for TransEnterix Surgical’s product candidates through the private placement financing described in the prospectus, and the ability to access public markets for future financings, the Merger has allowed the Company to leverage the two companies’ research, development, regulatory and general and administrative experience. In addition, through the Merger, the Company added individuals with significant, relevant experience to its Board of Directors, and enhanced its ability to attract and retain talented employees. At the time of the Merger, because of the early stage of the development of the SafeStitch flexible instrument products, the Gastroplasty Devise and the SMART Dilator™, the substantial development activities that would be required to complete development of the SafeStitch Gastroplasty Device and the modest commercial results for the AMID™ Hernia Fixation Device stapler, the Company did not attribute value to these SafeStitch products in the allocation of the purchase price, resulting in $93,670,000 of goodwill. However, the Company does not believe that it is accurate to state that the Company views all of the SafeStitch products in development as insignificant. The Company is pursuing development of the Gastroplasty Device and may use components and information gleaned from the SMART Dilator in such future development efforts, including its flexible instruments development activities. The Company has committed $3.2 million to Gastroplasty Device development activities in its 2014 budget. The Company believes that its ultimate ability to finalize development and successfully commercialize the Gastroplasty Device remains substantially uncertain for the reasons described above, and so has not changed its assessment of the risks associated with such ongoing development efforts from the assessment made at the time of the Merger.

Business Description, page 4

4.	We note your statement in this section that the Spider system is FDA cleared. If the FDA has not cleared for marketing other products that you mention in your summary, please ensure that regulatory status is clear from the summary.

United States Securities and Exchange Commission

March 31, 2014

RESPONSE: The Company has included, on pages 5 and 6 the prospectus summary included in Amendment No. 2, disclosure regarding the regulatory status of each of the products and product candidates described therein.

We have a substantial amount of indebtedness, page 10

5.	Please tell us with specificity where you filed as an exhibit the third amendment dated October 31, 2013 mentioned in this section.

RESPONSE: The Company neglected to file the Third Amendment to the Loan Agreement, dated October 31, 2013, between the Company and the lenders party thereto with its Form 10-K, but has filed it as Exhibit 10.7.1 to the Form 10-K/A filed today.

Current legislation, page 18

6.	If your registration statement is not effective by the end of this month, please update your statement at the bottom of page 19 regarding the status of compliance with your obligations.

RESPONSE: The Company has updated the information on page 21 of the prospectus included in Amendment No. 2 to disclose that it filed, by March 31, 2014, its initial report as required under the Physicians Payment Sunshine Act.

We have not sought an advisory stockholder vote to approve the compensation, page 22

7.	Please tell us when you will hold your 2014 annual meeting of stockholders.

RESPONSE: We advise the Staff that the Company intends to hold its 2014 annual meeting of stockholders in June 2014. One of the Company’s stated goals for fiscal 2014 is to raise needed capital by the end of June 2014, and the Company is actively working to achieve that goal. The Company would like to ensure that the investors participating in such offering are provided with the opportunity to be holders of record of its common stock on the record date for its 2014 annual meeting of stockholders, so it expects that the actual date of the meeting may be in late June 2014.

We may be required to recognize impairment charges, page 28

8.	Please disclose the percentage of your assets that are represented by goodwill and other intangible assets.

RESPONSE: The Company has disclosed, on page 29 of the prospectus included in Amendment No. 2, that 82.8% of its assets at December 31, 2013 ($96.6 million of $116.7 million total assets) are represented by goodwill and other intangible assets.

United States Securities and Exchange Commission

March 31, 2014

In connection with the Merger, we entered into a voting and lock-up agreement, page 28

9.	Please note that we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments, including your response to the second sentence of prior comment 4. Refer to the acknowledgments that must accompany any request for acceleration of this registration statement as noted at the end of this letter.

RESPONSE: The Company believes that it has complied with Item 403 of Regulation S-K with respect to disclosure in its Form 10-K and its definitive Information Statement on Schedule 14C filed on February 21, 2014 of the beneficial ownership of its common stock by officers, directors and holders of more than 5% of its common stock. In preparing such disclosure, the Company relied on information presented in filings made with the Commission pursuant to section 13(d) or 13(g) of the Exchange Act in accordance with the Commission’s Instruction 3 to Item 403 of Regulation S-K except where the Company has additional information or believes the information filed is not complete or accurate with respect to such beneficial owners. The Company does not believe that the lock-up and voting agreements confer any voting or investment control, under Rule 13d-3 promulgated under the Exchange Act, to the other beneficial owners of its common stock who executed such lock-up and voting agreements, and therefore, does not believe the signatories to the lock-up and voting agreements are a “group” for purposes of Rule 13d-3 and Item 403 of Regulation S-K. As described in our prior response to comment 4 of the Staff’s February 4, 2014 comment letter, the Company also does not believe the lock-up and voting agreements have any implications with respect to a change in control of the Company under Item 403(c) of Regulation S-K. The Company also believes that it has made adequate disclosure of the lock-up and voting agreements in the Filings and in prior filings made by the Registrant since August 2013 including the disclosure in the prospectus that all corporate actions for which voting commitments were conferred have been completed. Please also see our response to comment 24 for more information about our beneficial ownership disclosure. The Company is aware of, and will include in a request for acceleration of the Registration Statement, the acknowledgements that are included at the end of this response letter.

The market price of our common stock, page 29

10.	We note your response to prior comment 8. However, your response that there are currently no stockholder agreements that contractually require the board of directors to seek approval does not disclose to investors the number of authorized but unissued shares that you could issue without shareholder approval as we requested in that comment. Therefore, please provide the disclosure requested in prior comment 8.

RESPONSE: The Company has revised the information on pages 31-32 of the prospectus included in Amendment No. 2 to disclose the ability of the Board of Directors to authorize the issuance of authorized and unissued shares of common stock. The Company has also provided disclosure with respect to its application to be listed on the NYSE MKT and the stockholder approval requirements related to future stock issuances to which the Company will be subject upon the successful listing of its common stock on the NYSE MKT.

United States Securities and Exchange Commission

March 31, 2014

We intend to effect a reverse stock split of our common stock, page 30

11.	We note your response to prior comment 9. Please tell us, with a view to disclosure, the status of your application to list your common stock on the NYSE MKT. Also tell us the basis for your belief that you meet the objective criteria necessary for listing on the NYSE MKT in view of the market price of your common stock. If you believe the reverse stock split is necessary to meet the criteria for listing, please disclose the size of the reverse split that will be necessary.

RESPONSE: The Company made application for listing its common stock on the NYSE MKT on March 17, 2014. We supplementally advise the Staff that on March 26, 2014 the Company was informed that its application to list its common stock on the NYSE MKT was accepted subject to satisfaction of two conditions: (1) completion of a successful financing transaction; and (2) confirmation to the NYSE MKT from DTC of the Direct Registration System eligibility of our common stock following the reverse stock split.

The Company believes that it qualifies to list its common stock under the NYSE MKT Initial Listing Standards 2(1) and Initial Listing Standards 3(2). In order to ensure that the Company meets the minimum stock price requirement as of the time of listing, the Company determined it was necessary to effect a reverse stock split of its common stock in order to achieve and maintain a bid price of at least $2.00 per share. In the sixty days prior to submitting the listing application, the Company’s closing stock price fluctuated from a low of $1.51 to a high of $2.44. The Company’s stock price has not achieved $3.00 per share in over a year. It is for these reasons that, in accordance with the approval of the reverse stock split range by a majority

(1)	Such objective listing requirements are: (i) history of operations for at least 2 years; (ii) stockholders’ equity of at least $4,000,000; (iii) minimum public distribution of at least 1,000,000 shares together with a minimum of 400 public shareholders; (iv) aggregate market value of publicly held shares of at least $15,000,000; and (v) a minimum market price of $3.00 per share.
(2)	Such objective listing requirements are: (i) stockholders’ equity of at least $4,000,000; (ii) total value of market capitalization of at least $50,000,000; (iii) aggregate market value of publicly held shares of at least $15,000,000; (iv) minimum public distribution of at least 1,000,000 shares together with a minimum of 400 public shareholders; and (v) a minimum market price of $2.00 per share.

United States Securities and Exchange Commission

March 31, 2014

of the Company’s stockholders, as disclosed in the Filings, the Company’s Board of Directors approved a one-for-five reverse stock split of the Company’s common stock. The Company filed the Certificate of Amendment to its Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on March 31, 2014 to effect the reverse stock split, and expects FINRA to approve such reverse stock split effective April 1, 2014.

The Company has disclosed, with the consent of the NYSE MKT, that the Company’s listing application has been approved, subject to satisfaction of the conditions described in the first paragraph of this response 11. Pages 4 and 5 and page 32 of the prospectus included in Amendment No. 2 provide disclosure about the Company’s listing application, and conditional approval, as well as disclosing the authorization and implementation of the reverse stock split.

Trading of our common stock is limited, page 30

12.	We note your response to prior comment 10. Please disclose the specific dates on which trading restrictions on a material number of your shares expire and the number of shares that could be sold on those dates. Also, if the restrictions can be waived, please ensure that your appropriate risk factors describe the potential waiver clearly.

RESPONSE: The Company has revised the disclosure on page 30 of the prospectus included in Amendment No. 2 to include the requested specifics with respect to the shares subject to the lock-up provisions of the lock-up and voting agreements. The Company has also provided disclosure regarding the requirements needed for any waiver of the lock-up and voting agreement obligations.

Incorporation by Reference, page 46

13.	We note your response to prior comment 15. Please confirm that the 1994 Form 8-A that you incorporated by reference contains a current description of the securities registered under the Exchange Act. If it does not, please refer to Question 123.07 of the Securities Act Forms Compliance and Disclosure Interpretations available on the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm for guidance. In this regard, please tell us where you have disclosed how the rights evidenced by the common stock may be qualified or limited by the rights of the preferred stock mentioned in exhibits 4.1 and 4.2 of your most recent Form 10-K.

RESPONSE: On March 31, 2014, the Company filed a Current Report on Form 8-K to provide a updated description of the securities registered under the Exchange Act given the length of time that has passed since the Form 8-A was filed. Such Form 8-K includes a description of the relevant provisions of the Company’s Series A Convertible Preferred Stock, authorized and designated in 2009, and Series B Convertible Preferred Stock, authorized and designated in 2013. In such Form 8-K filing, the Company has also disclosed the subsequent conversion of all of the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, and restated the current description of the common stock, as the securities registered under the Exchange Act. Such Form 8-K is incorporated by reference into Amendment No. 2. We note that, in connection with the listing of its common stock on the NYSE MKT, the Company will file a Form 8-A Registration Statement under the Exchange Act.

United States Securities and Exchange Commission

March 31, 2014

14.	Please tell us the number of options granted to your named executive officers pursuant to your 2007 incentive compensation plan mentioned in your February 19, 2014 Form 8-K. Also provide us your analysis of whether that information must be reported pursuant to Form 8-K or disclosed per Item 11 of Form S-3.

RESPONSE: The stock options granted to the named executive officers on February 13, 2014 were:

Named Executive Officer	Number of Stock Options	Description
Todd Pope, CEO	640,000	Consists of 240,000 stock options with time-based vesting over 4 years and 400,000 stock options subject to performance-based criteria.
Joseph Slattery, CFO	200,000	Consists of stock options subject to performance-based criteria.
Richard Mueller, COO	320,000	Consists of 120,000 stock options with time-based vesting over 4 years and 300,000 stock options subject to performance-based criteria.

At the time of filing of the Form 8-K on February 19, 2014, we evaluated whether the requirements of Item 502(e) of Form 8-K (requiring disclosure of a material grant or award under an existing material compensatory plan) required the Company to provide specific disclosure regarding the number and terms of the stock options awarded to the named executive officers on February 13, 2014. We determined that such disclosure on a Form 8-K under Item 5.02(e) was not required, based on: (1) instruction 2 to Item 5.02(e) of Form 8-K, and the Company’s knowledge that disclosure of such stock options awards will be made with respect to its named executive officers under Item 402 of Regulation S-K in the proxy statement disclosing 2014 executive compensation; (2) the extensive description of the 2007 Incentive Compensation Plan included in the definitive Information Statement on Schedule 14C filed with the Commission on November 15, 2013 and distributed to all of stockholders of record at that time; (3) the disclosure in the Form 8-K with respect to historic TransEnterix Surgical stock option awards to its executive officers; (4) the disclosure in prior proxy statements with respect to stock option awards to SafeStitch named executive officers; (5) disclosure in the Information Statement on Schedule 14C filed November 15, 2013 with respect to the historic stock option awards to the Company’s named executive officers; and (6) by analogy to the guidance in Compliance and Disclosure Interpretations: Exchange Act Form 8-K, Questions 117.10, 117.12 and 117.13. Although such C&DI guidance is not directly on point, we believe the prior disclosures regarding the 2007 Incentive Compensation Plan, the use by the Company of stock options as equity compensation under such plan to the named executive officers of SafeStitch, the historic awards (as disclosed) made to executive officers of TransEnterix Surgical, and the fact that the provisions of the stock option awards, including the size of the stock option awards, term and other material provisions were materially consistent with the previously disclosed terms of 2007 Incentive Compensation Plan awards, consistent with past practice as previously disclosed, and well within the limitations set forth in the plan.

United States Securities and Exchange Commission

March 31, 2014

For all of the foregoing reasons, the Company does not believe disclosure is required in the Amendment No. 2 under the Item 11 of Form S-3.

Exhibit 5.1

15.	It is unclear why it is necessary and appropriate for the opinion regarding the validity of the equity securities to be conditioned by the laws cited in the third-to-last paragraph of this exhibit. Please advise, or file a revised opinion accordingly.

RESPONSE: The opinion references the laws of the State of Delaware and the State of New York. The Company is a Delaware corporation and, as such, the opinions with respect to its equity securities, including common stock, preferred stock, warrants to acquire common stock or preferred stock and units comprised of some combination of common stock, preferred stock and warrants are provided under the laws of the State of Delaware. The form of indenture filed as Exhibit 4.1 to the Registration Statement is governed by the laws of the State of New York, and, therefore, the opinion with respect to debt securities is subject to the laws of the State of New York. If the Company pursues an offering of debt securities in the future under the Registration Statement and such debt securities are convertible into an equity security of the Company, the laws of the State of Delaware and the State of New York would apply to the opinions rendered. We have filed a revised opinion as Exhibit 5.1 to Amendment No. 2 to disclose the governing law more simply. We commit, in any subsequent opinion issued upon a takedown of securities from the Registration Statement, to file a legal opinion specific to the offered securities.

16.	Refer to the last clause of the third-to-last paragraph of this exhibit. Please tell us what consents, approvals, authorizations or orders of regulatory authorities you believe would affect the opinions required by Regulation S-K Item 601(b)(5).

RESPONSE: We intended such reference to apply primarily to the Commission. However, we have removed such reference from the opinion as re-filed as Exhibit 5.1 to Amendment No. 2.

Form 10-K for the fiscal year ended December 31, 2013

Contractual Obligations and Commercial Commitments, page 46

17.	Please tell us, with a view to disclosure, why the table in this section does not include the term loan mentioned on page 46.

RESPONSE: The Company omitted disclosure of the term loan obligations from the Contractual Obligations and Commercial Commitments table, but has included such disclosure on page 25 of the Form 10-K/A.

United States Securities and Exchange Commission

March 31, 2014

Note 2. Summary of Significant Accounting Policies

Reverse Merger, page 56

18.	We note your response to comment 41 in our letter of February 4, 2014 and the pro forma adjustments reported in Form 8-K/A filed on November 13, 2013. Please clarify for us the status of business operations of SafeStitch from June 30, 2013 through September 3, 2013. Provide us a brief chronology of events in the life of the SafeStitch business during that period.

RESPONSE: We advise the Staff that, during the period from June 30, 2013 through September 3, 2013, SafeStitch continued to operate its business in the ordinary course consistent with its past practices. Its business activities were focused on the development of the Gastroplasty Device, including development of the Gastroplasty Device commercialization dashboard, designing its cautery excision device, preparing Gastroplasty Device-related risk management documents for future FDA filings, following up on Hungary patient reports, developing a cautery excision research protocol and developing new handles for the Gastroplasty Device excision and suture components, and on sales efforts with respect to the AMID stapler. There were no changes in the employees or Board of Directors of SafeStitch during such time. During that period, SafeStitch was also negotiating the Merger and private placement transactions with representatives of TransEnterix Surgical. SafeStitch engaged in no separate financing transactions during such period or other business activities requiring disclosure under the Exchange Act reporting requirements. SafeStitch did not enter into any material contracts during such period, other than the Merger Agreement with TransEnterix Surgical on August 13, 2013, the Securities Purchase Agreement with the private placement investors for the Series B Convertible Preferred Stock, and the lock-up and voting agreements, all of which were disclosed in the SafeStitch Form 8-K filed on August 14, 2013.

Note 19. Stockholders’ Equity (Deficit), page 74

19.	Please expand your response to prior comment 39 to also discuss how you considered the merger exchange ratio in your disclosure of the conversion rate for the preferred stock. We note that the rate disclosed is consistent with the historical pre-merger rate.

RESPONSE: The conversion of the TransEnterix Surgical stock was a two-step process. Step one was the conversion of the preferred stock of TransEnterix Surgical to common stock of TransEnterix Surgical at a conversion rate of 1 to 2.3904 for each share of Series A and Series B preferred stock of TransEnterix Surgical, and 1 to 1 for Series B-1 preferred stock of TransEnterix Surgical. Step two was the conversion of the common stock of TransEnterix to the common stock of SafeStitch at a conversion rate of 1 to 1.1533 shares.

20.	Please provide us with a table that shows the various components of the 162,217,000 common shares presented in the caption “Reverse acquisition recapitalization adjustment”. For example, separately identify for us the number of common shares issued upon conversion of each class of preferred stock and then their exchange for common shares of SafeStitch.

United States Securities and Exchange Commission

March 31, 2014

RESPONSE: Schedule A to this response letter sets forth the requested table.

Exhibits, page 81

21.	Please expand your response to prior comment 27 to address Regulation S-K Item 601(b)(10)(ii)(D) to address the other properties mentioned in Item 2 of your Form 10-K.

RESPONSE: Although the Company believes each of the leases described in Item 2 of the Form 10-K represent a lease entered into in the ordinary course of business having standard and customary terms, the Company has elected to file the lease and lease amendment for its principal corporate offices and manufacturing facility at 635 Davis Drive in Morrisville, North Carolina as Exhibits 10.25 and 10.25.1 to the Form 10-K/A. The Company identified a total of four leases in its Form 10-K Item 2 disclosure. We provided information with respect to the October 24, 2013 inventory warehouse lease in Durham, North Carolina in our response to prior comment 27. We are filing the principal lease associated with the Company’s principal corporate office and manufacturing facility as described above. The lease relating to 5,093 square feet of warehouse space in Durham, North Carolina was an ordinary course lease for space for manufacturing and warehousing. Such rented property was easily replaced, as supported by the fact that the Company did allow such lease to expire and entered into the October 24, 2013 lease to acquire alternative warehouse space. The final lease described in Item 2 of the Form 10-K, for office and warehouse space at 4400 Biscayne Blvd. in Miami, Florida, is currently on a month-to-month basis, and the Company is in the process of exiting such lease. The Company has been party to such lease for a number of years and believes that the Registrant has adequately and fully disclosed the existence of the lease, and its material terms, including the interest of Dr. Philip Frost, one of its directors and stockholders, in such lease in past SafeStitch filings. In addition, the Company believes that the filing of the lease, which it is in the process of exiting, does not provide investors with any information material to their evaluation of the Company.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2013

Directors and Executive Officers, page 1

22.	We note your response to prior comment 35. Please revise the disclosure regarding Messrs. Dougherty, LaViolette, Milne and Starling and Dr. Kherani to disclose when each of these directors was affiliated with the board of the company that you acquired.

RESPONSE: The Company has revised its disclosure on page 29 of the Form 10-K/A, to disclose the past affiliation of the above-mentioned directors with TransEnterix Surgical prior to the Merger.

United States Securities and Exchange Commission

March 31, 2014

Agreements with Named Executive Officers, page 7

23.	We note your response to prior comment 34. Please expand the disclosure in the first paragraph on page 8 to address the substance of section 7(iii) of exhibit 10.6 to your Form 8-K filed on September 6, 2013.

RESPONSE: The Company has revised its disclosure on page 37 of the Form 10-K/A to include disclosure of the acceleration of any unvested portion of the stock option subject to the letter agreement in the event that Mr. Pope’s employment is terminated by the Company without cause or if Mr. Pope experiences a constructive termination event. We note, however, that such stock option is fully vested as of the date of the Form 10-K/A and have added disclosure to that effect.

Security Ownership of Certain Beneficial Owners and Management, page 11

24.	We note your response to prior comment 32. It is unclear why you are unable to identify who beneficially owns the shares held in the name of the entities listed in Schedule A to your response letter as being subject to a voting agreement. Please tell us how you determined that the individuals who signed the voting agreement had the authority to control the shares and why you believe those individuals need not be identified in your beneficial ownership table. Also please tell us why footnote 16 does not disclose who shares voting and investment power with your director, Mr. Milne.

RESPONSE: In the Form 10-K/A, as in the Definitive Information Statement on Schedule 14C filed on February 21, 2014, the Company has disclosed, for all holders of its common stock for which such disclosure is required, the information known to it regarding the ultimate beneficial owner and/or those persons who have or share voting or investment control over the shares of Company common stock owned by such beneficial owners, including entities. In accordance with the Commission’s Instruction 3 to Item 403 of Regulation S-K, such information includes information from filings made with the Commission under section 13(d) or 13(g) of the Exchange Act, except where the Company has additional information or believes the information filed is not complete or accurate. The Company did not provide such disclosure in subsequent filings about two entities, Chung Chia Company Limited and Kwang Shun Limited (the “Previously Identified Beneficial Owners”) that were included in the beneficial ownership table of the Form 8-K. Each of the Previously Identified Beneficial Owners is a fund organized in a jurisdiction outside of the United States. The Company did not provide information in its response to the Staff’s February 4, 2014 comment letter with respect to the Previously Identified Beneficial Owners because (1) neither of the Previously Identified Beneficial Owners has held more than 5% of our common stock since December 6, 2013, the date on which the Series B Convertible Preferred Stock was converted to common stock and (2) they were listed on the “Security Ownership of Certain Beneficial Owners and Management” table in the Form 8-K primarily because of their ownership of more than 5% of the shares of Series B Convertible Preferred Stock sold in the private placement financing disclosed in the Filings (as contrasted with their less than 5% ownership of the aggregate common stock of the Company). The Company’s interactions with the Previously Identified Beneficial Owners have been with duly authorized representatives of such entities. The lock-up and voting agreements, and other documents executed

United States Securities and Exchange Commission

March 31, 2014

on behalf of the Previously Identified Beneficial Owners, have been executed by a director of each Previously Identified Beneficial Owner. The Company has relied on the representations and warranties made by such investors in agreements with the Company such as the lock-up and voting agreements, and on the apparent authority of a director of an offshore entity to bind the entity, as well as its experience with such investors to determine that the signatory had the authority to execute a contract to bind the entity for each such Previously Identified Beneficial Owner.

The Company has followed similar procedures to those described above with respect to its determination of whether the lock-up and voting agreements were signed by a duly authorized representative of each investor that is an entity. However, the Company did not ascertain from such information any insight with respect to whether any other person, including the signatory, had or shared voting or investment power over the Company shares held by such investor entity under Rule 13d-3 promulgated under the Exchange Act. The Company believes there is a distinction between the authority of management (which, in the case of these off-shore entities, are the directors) to execute contracts related to Company securities to bind the entity to its contractual obligations, and the information the Company seeks and obtains regarding beneficial ownership of Company securities that the Company compiles in developing its beneficial ownership disclosure.

In compiling information for disclosure with respect to the beneficial owners of Company securities for whom disclosure is required under Item 403 of Regulation S-K, the Company believes that it has complied with its disclosure obligations with respect to all such beneficial owners that are entities in disclosing the information available to it regarding those individuals or other entities who have or share voting or investment power with respect to the shares of Company common stock owned by such beneficial owners. The Company does not believe it is required to provide disclosure regarding other investors listed on Schedule A to our prior response letter, other than those investors for whom disclosure has been made in the Filings.

The Company has direct knowledge that Mr. Milne’s position as managing partner of SV Life Sciences IV, L.P. means that he possesses voting and investment power over the Company shares held by SV Life Sciences IV, L.P. in accordance with Rule 13d-3. It is aware, from the Schedule 13G filings, that Denise Marks, a member of SVLSF IV, LLC, the control person of SV Life Sciences IV, L.P., has the authority to execute the Schedule 13G filings made by such funds but does not believe that signatory authority alone infers the possession of voting or investment control over the shares held by the fund. The Schedule 13G filings do not include Mr. Milne or Ms. Marks as a member of the filing group. The Company believes that its disclosure is appropriate given this information, but has revised the disclosure in footnote 16 on page 42 of the Form 10-K/A to state that Mr. Milne has voting and investment control over the shares of Company stock held by SV Life Sciences IV, L.P. without inferring that such control is shared.

United States Securities and Exchange Commission

March 31, 2014

25.	We note your response to the last sentence of prior comment 35. Given your disclosure on page 51 of your Form 8-K filed on September 6, 2013 that Mr. Onopchenko would continue as a director of the combined company following the merger, please tell us why he is not included on page 43 of your Form 8-K filed on September 6, 2013 and on pages 1, 10 and 11 of your amendment to your Form 10-K filed on March 14, 2014.

RESPONSE: A reference to Mr. John Onopchenko was inadvertently retained on page 51 of the Form 8-K identifying him as a continuing director following the Merger. Such reference was incorrect. Mr. Onopchenko was not a director of the Company at any time. Mr. Onopchenko was a director of TransEnterix Surgical from January 2008 until September 3, 2013. During his tenure as a director of TransEnterix Surgical, Mr. Onopchenko was affiliated with Synergy Life Science Partners, L.P., an investor in TransEnterix Surgical, and held his position on the Board of TransEnterix Surgical in such capacity. Mr. Onopchenko resigned his position as a director of TransEnterix Surgical effective with the Merger because he had taken an executive officer position with a privately held entity unaffiliated with Synergy Life Sciences Partners, L.P. or TransEnterix Surgical.

Certain Relationships and Related Transactions, page 13

26.	Please disclose the full names of the entities that you mention in the first paragraph on page 14.

RESPONSE: The Company has revised the disclosure on page 43 of the Form 10-K/A to reflect the full names of the entities of which Dr. Hsiao and Dr. Frost are significant stockholders and/or directors.

Exhibits, page 18

27.	Please tell us why you have removed reference to your exhibit 23.1, Consent of BDO USA, LLP, which was previously included in your Form 10-K filed on March 5, 2014. Please either amend to include the consent or tell us why it should not be included.

RESPONSE: We did not include the consent of BDO USA, LLP in the Amendment to the Form 10-K as only Part III information was being provided, and no consent of BDO USA, LLP was required with respect to any information in the filing. However, we are filing the Form 10-K/A on the date hereof with all applicable sections, and have included an incorporation by reference to the consent of BDO USA, LLP in the original Form 10-K filing. The Form 10-K/A does not include Item 8 as no changes were made to the financial statements or notes to the financial statements, but the prior consent is incorporated by reference in the Form 10-K/A.

Form 8-K Filed September 6, 2013

28.	We note your response to prior comment 38; however, Rule 24b-2 provides the exclusive means of omitting information from an exhibit under the Exchange Act. Please file the complete agreement or follow the procedures in Rule 24b-2.

United States Securities and Exchange Commission

March 31, 2014

RESPONSE: The Company has filed the complete Amended and Restated Pre-Release Distribution Agreement with Al-Danah Medical Co. W.L.L, including all annexes, as Exhibit 10.8 to the Form 10-K/A.

* * * * * * * * *

In addition, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in each of the Filings;

•	Staff comments or changes to disclosure in response to Staff comments in any of the Filings do not foreclose the Commission from taking any action with respect to any of the Filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (215) 864-8631 or mullany@ballardspahr.com, or to Joseph P. Slattery, Chief Financial Officer of the Company at (919) 596-8400 or jslattery@transenterix.com, or Joshua Weingard, Chief Legal Officer of the Company, at (305) 575-4600 or jweingard@transenterix.com.

Very truly yours,

/s/ Mary J. Mullany

MJM/seh

cc:	Todd M. Pope

Joseph P. Slattery

Joshua Weingard

Gary Newberry

Kate Tillan

Thomas Jones

SCHEDULE A

Comment 20 Response

Reverse acquisition recapitalization adjustment

	Pre-conversion	TransEnterix Preferred to TransEnterix Common Conversion Rate		Post-Conversion	TransEnterix Common to SafeStitch Common Conversion Rate	Shares of SafeStitch Post-Exchange
TransEnterix
Series A	5,696,261	2.3904	*	13,616,405	1.1533	15,703,800
Series B	11,489,972	2.3904	*	27,465,755	1.1533	31,676,255
Series B-1	45,998,220	1.0000		45,998,220	1.1533	53,049,747

SafeStitch
SafeStitch Common Shares at Merger Date						61,749,276

Reclassification of non-accredited investor to accredited						36,905
Rounding						1,000

						162,216,983

*	rounded.